Ropes & Gray LLP

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F: 617-951-7050

James M. Forbes 617-235-4765 james.forbes@ropesgray.com

June 9, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kathy Churko

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On May 23, 2014, Kathy Churko (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas Hiller and James Forbes of Ropes & Gray LLP regarding the February 28, 2013 Annual Reports to shareholders (each, an “Annual Report,” and collectively, the “Annual Reports”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on April 30, 2013 for each series of the Trust then in operation (each, a “Fund” and collectively, the “Funds”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on the Annual Reports are set forth below.

General

1. The “Statement of Assets and Liabilities” for several Funds includes a line item labeled “Payable to agents unaffiliated with the Manager.” Please explain supplementally the nature of the liabilities included under this item.

Response: This line item represents outstanding amounts payable by the Funds to an unaffiliated compliance consultant for services rendered to the Registrant’s non-interested trustees.

2. In several instances, the “Schedule of Investments” for a particular Fund indicates that, as of February 28, 2013, the Fund held total return swaps. The Staff Reviewer referenced Investment Company Act Release No. 29776 (August 31, 2011) (commonly referred to as the “Derivatives Concept Release”) regarding the segregation of assets in connection with the use of derivatives by registered investment companies and noted that the Staff may develop further guidance in this area, which could affect the Funds’ future operations.

Response: Duly noted.

Core Plus Bond Fund

3. The Fund’s financial statements indicate that, as of February 28, 2013, the Fund was a seller of protection pursuant to one or more credit default swaps. Please confirm that the Fund segregates the full notional value of credit default swaps where the Fund is a seller of protection.

Response: The Registrant notes that the Fund covers its future obligations under credit default swaps and other derivatives in accordance with the requirements of Section 18(f) of the 1940 Act and related guidance1 from the SEC and the Staff. As of February 28, 2013, the Fund was a seller of protection under two physically settled credit default swaps. In the case of physically settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations.

Emerging Countries Fund, Emerging Domestic Opportunities Fund, and Emerging Markets Fund

4. In each Fund’s “Notes to the Financial Statements,” please consider whether additional disclosure is required by ASU 2011-04 regarding the sensitivity of fair value measurements categorized within Level 3 of the fair value hierarchy to changes in the unobservable inputs and the interrelationships between those unobservable inputs, if any.

Response: The Registrant reviews the Level 3 securities held by the Funds at each reporting period to determine if additional fair value measurement disclosures are necessary under ASU 2011-04. The Registrant notes that, as of February 28, 2013, all of the Level 3 holdings of GMO Emerging Countries Fund and GMO Emerging Domestic Opportunities Fund and a majority of the Level 3 holdings of GMO Emerging Markets Fund (“EMF”) represented securities from India and/or Thailand that exceeded foreign ownership limits set by local regulatory authorities. When such limits are reached, these securities generally trade at a premium or discount and, as such, are valued using a local close price adjusted by applying an industry standard, formulaic premium or discount. Because the Registrant determined the fair values of these securities using inputs and techniques that were observable and standard across the industry, the Registrant concluded that additional fair value disclosures were not required by ASU 2011-04. Subsequent to February 28, 2013, the

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See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987); Hutton Options Trading, SEC No-Action Letter (February 2, 1989); and Sanford C. Bernstein Fund, SEC No-Action Letter (June 25, 1990).

Registrant determined that these types of securities were more appropriately categorized as Level 2, and they were transferred from Level 3 to Level 2 for the Registrant’s Form N-Q for the reporting period ended November 30, 2013. The remainder of the Level 3 securities held by EMF as of February 28, 2013 constituted 0.25% of EMF’s net assets, and the Registrant deemed these securities immaterial for purposes of determining its fair value disclosure requirements under ASU 2011-04.

*        *        *         *        *        *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-235-4765.

Very truly yours,

/s/ James Forbes

cc:	J.B. Kittredge, Esq.
Jason Harrison, Esq.
Thomas R. Hiller, Esq.
Elizabeth J. Reza, Esq.

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